October 12, 2022

VIA EDGAR

Robert Babula

Gus Rodriguez

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ramaco Resources, Inc.

Registration Statement on Form S-3

Filed August 30, 2022

File No. 333-267152

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 26, 2022, with respect to the Company’s Registration Statement on Form S-3, filed on August 30, 2022, File No. 333-267152 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement to Form S-3 on Form S-1 (“Amendment No. 1”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Registration Statement on Form S-3, filed on August 30, 2022

Summary, page 2

1.	We note the disclosure that "the Class B common stock is expected to pay a dividend based on the financial performance of the CORE Assets." You further disclose that such expectation is subject to the discretion of your Board and the requirements of Delaware law. Please revise to balance the disclosure throughout your filing by describing the related restrictions and limitations when you state that the Class B common stock is expected to pay a dividend based on the financial performance of the CORE Assets.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 2, 3, 4, 12, 13, 15, 19, 27, 37, 38, 39 and 48 of Amendment No. 1.

2.	We note the disclosure at page 2 that “Historically [you] have been a pure play metallurgical coal company with 39 million reserve tons and 769 million resource tons of high-quality metallurgical coal." Please revise to disclose the measurement period to provide context for your disclosure.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 2 of Amendment No. 1.

3.	Please explain the basis for your belief that the Class B common stock offers holders of existing common stock an opportunity to "directly participate in the potential growth associated with the development of carbon products and REEs." We note that your board of directors has broad discretion in the allocation of assets, liabilities and expenses between the Class A and Class B common stock and such allocations may be changed at any time.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 4 and 27 of Amendment No. 1.

Pro Forma Cash Available for Dividend, page 4

4.	Disclose how you determined it was appropriate to use pro forma revenue to calculate cash available for dividends.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Board determined it was appropriate to use pro forma revenue to calculate cash available for dividends because the Board believes revenue is an appropriate metric by which it may calculate Class B Dividends, subject to (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and your outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in the Credit Agreement, Investec Loan Agreement and any future debt instruments and (d) provisions of applicable law governing the payment of dividends. The Company also respectfully advises the Staff that we do not intend for pro forma cash to be an indication of liquidity, rather we view it as an indication of the availability of cash for payment of a dividend, subject to certain restrictions.

5.	Disclose how you determined the anticipated dividend of 20% of the revenue attributable to the CORE Assets and how you determined this percentage is sustainable.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Board determined the anticipated dividend of 20% of the revenue attributable to the CORE Assets based on its goal of returning a portion of the cash generated by the Core Assets to Class B stockholders and retaining a majority of the revenue by Ramaco Resources for general corporate purposes. The Board believes that the anticipated dividend of 20% of the revenue attributable to the CORE Assets is appropriate for investors in Class B common stock and believe such percentage to be sustainable based on commodity prices and production volumes for the foreseeable future.

6.	You present the non-GAAP measure pro forma cash available for dividend. Revise to disclose whether this measure is intended to assess your liquidity, and provide all the disclosures required by Item 10(e) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 18 and 40 of Amendment No. 1. The Company respectfully advises the Staff that we are not able to provide a quantitation non-GAAP reconciliation pursuant to Item 10(e) of Regulation S-K of the pro forma cash available for dividend for any forward-looking information because such information is not available without unreasonable efforts. A material amount of our future revenue is based on various pricing indices and requiring us to provide such projections would require us to expend significant capital to secure future contracts.

Summary Historical Financial Data, page 17

7.	Tell us how you considered presenting consolidating financial statements of Ramaco Coal, LLC together with the financial statements of Ramaco Resources. It appears this presentation would allow investors to understand how you attributed the assets, liabilities, revenue, expenses and cash flows of Ramaco Coal, LLC.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 1.

8.	You present the non-GAAP measure Adjusted EBITDA. Revise to present the disclosures required by Item 10(e) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 17 of Amendment No. 1.

Summary Attributed Historical Financial Data, page 17

9.	You disclose in a risk factor that your Board may change the management and allocation policies following their implementation to the detriment of one or more classes without stockholder approval. Please provide a description of any allocation methods used for cash, debt, related interest and financing costs, taxes, and common costs as required by SAB Topic 1B. Disclose operating expenses, general and administrative expenses, interest expense and taxes likely to be reported by the entity were it a stand-alone entity.

RESPONSE:

The Company respectfully advises the Staff that SAB Topic 1B is primarily concerned with securities issued by a subsidiary of a registrant. The Class B common stock will be issued by the registrant, Ramaco Resources, and not one of its subsidiaries. Further, the Board does not expect to allocate any debt, related interest and financing costs, taxes, and common costs to CORE because the Board expects the Class B Dividend to be equal to 20% of the revenue attributable to the CORE Assets, regardless of operating expenses, general and administrative expenses, interest expense and taxes associated with the CORE Assets.

Risk Factors, Page 19

10.	We note your disclosure on page 37 and elsewhere that your ability to pay dividends is subject to the discretion of your Board and the requirements of applicable law, and the timing and amount of dividends declared will depend on, among other things: (a) your earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and your outlook on current and future market conditions, (b) your overall liquidity, (c) the restrictive covenants in the Credit Agreement and any future debt instruments and (d) provisions of applicable law governing the payment of dividends. We also note your disclosure on page 13 that there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please add a risk factor addressing risks related to your ability to pay dividends.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 19 of Amendment No. 1.

Our Board may change the management and allocation policies following their implementation to the detriment of one or more classes, page 22.

11.	You disclose that your Board intends to adopt certain management and allocation policies described in the proxy statement to serve as guidelines in making decisions regarding the relationship between the Company’s overall business and CORE with respect to matters such as tax liabilities and benefits, loans between the two, attribution of assets, financing alternatives, corporate opportunities and similar items. Please describe these management and allocation policies in your prospectus where appropriate and add a cross-reference to such disclosure here.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 22 of Amendment No. 1.

Cash Dividend Policy and Restrictions on Dividends, page 37

12.	You disclose that the dividends for your Class A common stock and Class B common stock will be consistent with your publicly disclosed dividend policy, which may be modified by your Board from time to time. Please clarify whether this publicly disclosed dividend policy refers to the dividend policy you describe in this section and elsewhere in your prospectus.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 13, 37 and 38 of Amendment No. 1.

13.	We note your disclosure that your dividend policy is subject to certain restrictions in your credit agreement. Please revise your disclosure to describe the limitations on your ability to pay dividends under your existing credit agreement.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 2, 3, 12, 13, 15, 19, 37, 38 and 48 of Amendment No. 1.

14.	We note your disclosure here that there is no guarantee that you will pay cash dividends to your Class B stockholders each quarter. Please include this disclosure in your prospectus summary.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 2, 13 and 19 of Amendment No. 1.

Estimated Cash Available for Dividends for the Years Ending December 31, 2022 and 2023, page 40

15.	You disclose pro forma cash available for distribution for the years ending December 31, 2022 and 2023. As you intend to make quarterly dividend payments, please also include estimated cash available for distribution on a quarterly basis, or explain to us why you omit it.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is the Company’s view that providing such information would require more granular assumptions about coal production and forward market prices that tend to fluctuate meaningfully, largely due to facts and circumstances beyond the Company’s control. Therefore, the Company also respectfully advises the Staff that the Company believes that quarterly estimates may be less reliable and may be misleading to investors. Based on these considerations, the Company believes that including such information on a quarterly basis (i) is not material to an investor and (ii) could potentially mislead an investor regarding the level of uncertainty related to such forward-looking information.

16.	We note your assumptions regarding increasing coal royalties and infrastructure assets revenue for each of the years ending 2022 and 2023. Please provide additional details regarding these assumptions to provide shareholders with sufficient information to evaluate your forecasted cash available for dividends for the years ending 2022 and 2023. For example, expand your disclosure regarding your assumptions about expected growth in production at your coal properties and forward market prices for coal.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 42 and 43 of Amendment No. 1.

Description of Common Stock Class A and Class B Common Stock, page 48

17.	You disclose that your shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by you. This appears inconsistent with your disclosure on pages 15 and 24 stating that your Board may, in its sole discretion, elect to exchange all outstanding shares of the Class B common stock into shares of Class A common stock based on an exchange ratio determined by a 20-day trailing volume-weighted average price (“VWAP”) for each class of stock. Please revise your disclosure accordingly.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 48 of Amendment No. 1.

General

18.	Please explain to us how you determined that this transaction is eligible to be registered on Form S-3. We note your disclosure on the prospectus cover page stating that Company stockholders will not be required to pay for shares of your Class B common stock received in the Distribution, or to surrender or exchange shares of existing common stock in order to receive your Class B common stock, or to take any other action in connection with the Distribution. If you are relying on General Instruction I.B.1 of Form S-3, please tell us how you are registering securities that are being offered “for cash.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and have filed Amendment No. 1 on Form S-1.

19.	We note the disclosure that your coal royalty interests include an estimated 43 million tons of coal from your recently acquired Amonate assets. Please revise to expand your disclosure to provide additional details regarding the estimated 43 million tons of coal from your recently acquired Amonate assets and tell us what consideration you have given to including a technical report and related consent from the qualified person pursuant to Item 1302 (b)(2)(i)) and 1302 (b)(4)(iv) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the estimated 43 million tons of coal associated with the Amonate assets do not equate to “mineral resources” or “mineral reserves” as such term is defined in Item 1300 of Regulation S-K because the Company does not currently have a technical report for such assets. Further, the Company intends to provide a technical report with respect to these assets in the future in connection with its Annual Report on Form 10-K for the year ending December 31, 2022.

20.	Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to the Preliminary Proxy Statement on Schedule 14A that you filed concurrently with this registration statement have been resolved.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that an amendment to the Preliminary Proxy Statement on Schedule 14A has been filed concurrently with Amendment No. 1.

Sincerely,

/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Chairman and Chief Executive Officer

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Anthony L. Sanderson, Kirkland & Ellis LLP